UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

LILIS ENERGY, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

532403102

(CUSIP Number)

Brian Fleischmann

Hexagon, Inc.

730 17th Street, Suite 800

Denver, CO 80202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 532403102	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Hexagon, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,250,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,250,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.9% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes (i) 1,250,000 shares owned by Hexagon, LLC and (ii) 1,000,000 shares underlying warrants held by Hexagon.
(2)	Based upon 27,628,827 shares of Common Stock outstanding as of March 21, 2014, according to the Issuer’s revised Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 21, 2014.

CUSIP No. 532403102	13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Scott J. Reiman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,558,471 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,558,471 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,558,471 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.3% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes (i) 1,250,000 shares owned by Hexagon, LLC, (ii) 1,000,000 shares underlying warrants held by Hexagon, (iii) 129,008 shares owned by Labyrinth Enterprises LLC, which is controlled by Scott J. Reiman, (iv) 129,463 shares owned by Reiman Foundation, which is controlled by Scott J. Reiman and (v) 50,000 shares owned by Scott J. Reiman. Mr. Reiman is President of Hexagon.
(2)	Based upon 27,628,827 shares of Common Stock outstanding as of March 21, 2014, according to the Issuer’s revised Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 21, 2014.

CUSIP No. 532403102	13D	Page 4 of 6 Pages

Item 1.	Security and Issuer

This Amendment No. 5 (this “Amendment”) amends the statement on Schedule 13D filed on April 14, 2010, as amended by Amendment No. 1 filed on April 26, 2010, Amendment No. 2 filed on December 13, 2012, Amendment No. 3 filed on April 25, 2013, and Amendment No. 4 filed on March 4, 2014 (as so amended, the “Schedule 13D”) , with respect to the common stock, $0.0001 per share par value (the “Common Stock”), including shares of Common Stock issuable upon exercise of warrants, of Lilis Energy, Inc. (f/k/a Recovery Energy, Inc.), a Nevada corporation (the “Issuer”). Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

On May 19, 2014, Hexagon and the Issuer agreed to extend the maturity date under the three Credit Agreements between Hexagon and the Issuer from May 16, 2014 to August 15, 2014, subject to the conditions that (i) Hexagon and the Issuer execute a Settlement Agreement regarding the restructuring and settlement of the Issuer’s obligations under the Credit Agreements; and (ii) the holders of the Issuer’s 8% Senior Secured Convertible Debentures (the “Debentures”) also agree to extend the maturity date of those Debentures to August 15, 2014. As of May 16, 2014, there was an aggregate of $18.8 million outstanding under the Credit Agreements, which are collateralized by mortgages against a portion of the Issuer’s developed and undeveloped leasehold acreage.

On May 19, 2014, the Issuer announced that it had obtained the consent of the holders of the Debentures to extend the maturity date of the Debentures to August 15, 2014.

On May 30, 2014, Hexagon and the Issuer entered into a Settlement Agreement, at which time the extension of the maturity date of the Credit Agreements became effective. Pursuant to the terms of the Settlement Agreement, the Issuer agreed to restructure and settle its outstanding indebtedness to Hexagon through (1) an immediate cash payment of $5 million (the “First Cash Payment”); (2) an additional cash payment of $5 million (the “Second Cash Payment”); (3) the issuance to Hexagon of a two-year $6 million unsecured note (the “Replacement Note”), bearing interest at an annual rate of 8% and requiring principal and interest payments of $90,000 per month; and (4) the issuance to Hexagon of 943,208 shares of unregistered common stock (the “Settlement Shares” and, together with the First Cash Payment, the Second Cash Payment and the Replacement Note, the “Restructuring Consideration”). The Issuer made the First Cash Payment on June 3, 2014. Upon delivery by the Issuer of the Second Cash Payment, the Replacement Note and the Settlement Shares, the promissory notes issued under the Credit Agreements will be extinguished and replaced with the Replacement Note, and the Credit Agreements and the related mortgages will be terminated. The promissory notes issued under the Credit Agreements and the related mortgages will remain outstanding and in effect until the full Restructuring Consideration is received by Hexagon.

Under the Settlement Agreement, the Reporting Persons have agreed that they will not, for a period commencing on May 30, 2014 and ending on the earlier of June 30, 2014, or the date that the Issuer achieves sustained average trading volume in excess 100,000 shares per day for at least ten (10) consecutive trading days (the “Release Date”), offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, or otherwise dispose of, directly or indirectly, any shares of the Issuer’s Common Stock, or any securities convertible into, exercisable for, or exchangeable for Common Stock. Additionally, the Reporting Persons have agreed that for the period commencing on the Release Date and ending on December 31, 2014, they will not offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, or otherwise dispose of, directly or indirectly, more than 10,000 shares per week of Common Stock or any securities convertible into, exercisable for, or exchangeable for Common Stock.

CUSIP No. 532403102	13D	Page 5 of 6 Pages

The Settlement Agreement further provides that:

(a) within ninety (90) days from the date of the issuance of the Settlement Shares, the Issuer will, at its own expense, file, and use its reasonable best efforts to cause to become effective and to maintain the effectiveness of the registration of the Settlement Shares for resale pursuant to the Securities Act of 1933, as amended, on a registration statement in form and substance reasonably acceptable to the Issuer and the Reporting Persons (the “Registration Statement”);

(b) if the Issuer does not make the Second Cash Payment by June 30, 2014, an additional $1,000,000 in principal will be added to the Replacement Note;

(c) if the Issuer does not fully retire the Replacement Note by December 31, 2014, the Issuer will, within three (3) business days, issue an additional 1,000,000 shares of Common Stock to Hexagon (the “Supplemental Shares”), which shall be registered for resale on the Registration Statement (or a successor thereto) within ninety (90) days from the date of the issuance of the Supplemental Shares; and

(d) the Settlement Shares and the Supplemental Shares, if issued, constitute Registrable Securities under the Registration Rights Agreement between Hexagon and the Issuer.

Other than as described above, the Reporting Persons do not have any plans or proposals relating to any of the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act (upon reduction of the number of stockholders to less than 300); or (j) any action similar to any of those enumerated above.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

In connection with the transactions described in Item 4 of this Amendment, (i) Hexagon and the Issuer entered into a letter agreement dated as of May 19, 2014; and (ii) the Reporting Persons and the Issuer entered into a Settlement Agreement dated as of May 30, 2014.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 12.	Settlement Agreement, dated effective May 30, 2014, between Hexagon, LLC and Lilis Energy, Inc., and joined in by Labyrinth Enterprises LLC, The Reiman Foundation and Scott J. Reiman (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on June 4, 2014).

Exhibit 13.	Form of Replacement Note (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on June 4, 2014).

CUSIP No. 532403102	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2014

HEXAGON, LLC

	By:	Hexagon, Inc., its Manager

	By:	/s/ Brian Fleischmann
	Name:	Brian Fleischmann
	Title:	Executive Vice President

SCOTT J. REIMAN

/s/ Scott J. Reiman
	Name:	Scott J. Reiman